ROPES & GRAY LLP 10250 CONSTELLATION BOULEVARD, 21st FLOOR LOS ANGELES, CA 90067-6257 WWW.ROPESGRAY.COM

May 2, 2025	Jessica Lees
T +1 310 975 3319
Jessica.Lees@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey and Mr. Kenneth Ellington

Re:	PIMCO Municipal Income Fund II (File No. 333-286391), PIMCO New York Municipal Income Fund II (File No. 333-286389) and PIMCO California Municipal Income Fund (File No. 333-286388)

Dear Ms. Dubey, Mr. Ellington:

On behalf of PIMCO Municipal Income Fund II (“PML”), PIMCO New York Municipal Income Fund II (“PNI”) and PIMCO California Municipal Income Fund (“PCQ” and together with PML and PNI, the “Acquiring Funds”), we are writing to provide responses to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from Mr. Ellington via Zoom on April 21, 2025 and from Ms. Dubey via telephone on April 23, 2025 regarding each Acquiring Fund’s Registration Statement on Form N-14 (each, a “Registration Statement”), which were filed with the SEC on April 4, 2025, relating to the following reorganizations:

•	PIMCO Municipal Income Fund (“PMF”) and PIMCO Municipal Income Fund III (“PMX”) with and into PML;

•	PIMCO New York Municipal Income Fund (“PNF”) and PIMCO New York Municipal Income Fund III (“PYN”) with and into PNI; and

•

PIMCO California Municipal Income Fund III (“PZC”) and PIMCO California Municipal Income Fund II (“PCK” and collectively with PMF, PMX, PML, PNF, PYN, PNI, PZC, and PCQ, each, a “Fund” and collectively, the “Funds”) with and into PCQ.

Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to each Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in each Registration Statement.

The following sets forth the Staff’s comments and the Acquiring Funds’ responses thereto.

- 2 -	May 2, 2025

Accounting Comments

1.	Comment: Please confirm that the fees presented in the fee table are still current. See Item 3 of N-14.

Response: The Acquiring Funds confirm that the fees presented in the tables under the heading, “Comparison of Fees and Expenses – Total Operating Expenses” in the Registration Statements are current as of December 31, 2024, the Funds’ most recent fiscal year end. More recent fees, for example as of March 31, 2025, would likely be lower than the currently-presented fees, which include expenses of the auction rate preferred shares (“ARPS”) of each Fund. All of the ARPS for these Funds were redeemed during the Funds’ 2024 fiscal year.

2.

Comment: The “as of” date of the tables presented under the heading, “Capitalization of the Funds,” in the Registration Statements is December 31, 2024. Please confirm that there have been no material changes to the Funds’ balance sheets that should be reflected in the capitalization tables.

Response: The Acquiring Funds confirm that there have been no material changes to the Funds’ capitalizations (excepting NAV movements) between December 31, 2024 and the date of this response letter.

3.

Comment: The fee tables presented under the heading, “Comparison of Fees and Expenses – Total Operating Expenses,” in the Registration Statements for certain Funds (e.g., PMF, PYN, PZC, PCK and PCQ) do not appear to foot correctly due to rounding. Please revise.

Response: The Acquiring Funds will make the requested change.

4.

Comment: Please consider reordering the Funds under the heading, “Comparison of Fees and Expenses – Expense Example,” in the Registration Statements for the California Reorganizations to match the order in the fee tables (PZC, PCK and PCQ).

Response: The Acquiring Funds will make the requested change.

5.	Comment: Because the Reorganizations are not contingent on one another, please include the following information (See 1995-11 Dear CFO Letter):

a.	A pro forma fee table resulting in the highest and lowest combined fees included in the range of possible outcomes.

b.

A pro forma fee table assuming all the Target Funds merge (if this pro forma fee table produces the lowest possible outcome of combined fees, then only the pro forma fee table resulting in the highest combined fees and the pro forma fee table assuming all Target Funds merge may be disclosed).

c.

Accompanying the pro forma fee tables and capitalization tables, a narrative indicating that because completion of any one Reorganization is not dependent upon completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.

Response: Each of the National Reorganizations, New York Reorganizations and California Reorganizations (for purposes of this response, each a “set” of Reorganizations) are not contingent upon the consummation of any of the other sets of Reorganizations (e.g., the National Reorganizations are not contingent upon the consummation of the California Reorganizations and vice versa).

- 3 -	May 2, 2025

However, with respect to each set of Reorganizations, such set of Reorganizations will not move forward to the extent that the common shareholders of the relevant Acquiring Fund do not approve the National Proposal, the New York Proposal or the California Proposal, respectively. Furthermore, each series of RVMTP Shares is held by a single shareholder, which will be asked to consent to the relevant Reorganizations. Accordingly, there is no anticipated scenario in which only one (and not both) of the Target Funds in a set of Reorganizations will merge into the corresponding Acquiring Fund.

As a result, the Acquiring Funds respectfully decline to make this change because adding the requested pro forma disclosures could be confusing and likely is irrelevant to shareholders.

6.

Comment: Disclosure in each Registration Statement states that, “as of the close of business on the date that the Proposals are approved by shareholders through the Closing Date, the Target Funds will be in a ‘transition period’ during which PIMCO may need to reposition the Target Funds’ assets to prepare to transfer such assets to the corresponding Acquiring Fund.” Please disclose the following:

a.	The estimated percentage of each Target Fund’s portfolio that is expected to be sold in connection with the Reorganizations.

b.	The dollar amount of expected portfolio transaction costs that are expected to be generated as a result of these trades.

c.	The estimated impact to shareholders of capital gains distributions, including the per share amount.

Response: Please see the response to Comment 18. PIMCO does not currently expect to materially restructure any Target Fund’s portfolio or reposition its holdings in connection with the Reorganizations in order to align with the corresponding Acquiring Fund’s investment strategies. As a result, no material percentage of each Target Fund’s portfolio is currently expected to be sold in connection with the Reorganizations and no material corresponding portfolio transaction costs or capital gains distributions are currently anticipated in connection with any such trades. Please see the three tables regarding estimated portfolio transaction costs under Question 16, “Who will bear the costs associated with the Reorganizations?,” on page xiii of the Questions and Answers section (the “Q&A”). Due to market conditions or other factors that may change between now and the Closing Date, however, the Acquiring Funds believe it is appropriate to keep the referenced disclosure with the changes noted in response to Comment 18.

7.	Comment: Please disclose the dollar amount of any capital loss carryforwards that are available for the Target Funds.

Response: The Acquiring Funds will disclose the amount of capital loss carryforwards as of December 31, 2024, consistent with other financial information included in each Registration Statement. Supplementally, the Acquiring Funds confirm that the amount of capital loss carryforwards for the Funds as of December 31, 2024 is not materially different than the amount as of March 31, 2025, each as set forth below:

- 4 -	May 2, 2025

Fund Name	Capital Loss Carryforwards as of 12/31/24	Capital Loss Carryforwards as of 3/31/25
PMF	$(33,689,976)	$(34,541,179)
PMX	$(40,497,836)	$(41,274,593)
PML	$(86,077,994)	$(87,978,672)
PNF	$(10,486,526)	$(10,884,456)
PYN	$(5,793,450)	$(5,972,612)
PNI	$(15,145,920)	$(15,457,820)
PZC	$(18,221,605)	$(18,797,369)
PCK	$(22,494,317)	$(23,200,916)
PCQ	$(20,904,558)	$(21,471,439)

8.	Comment: Please explain supplementally and disclose in the Registration Statements if each Reorganization will be accounted as an asset acquisition under ASC 805-50.

Response: The Reorganizations will be accounted for pursuant to the asset acquisition method of accounting under ASC 805-50. The Acquiring Funds will disclose this accordingly.

9.

Comment: If any transaction is accounted as an asset acquisition, please disclose if the assets acquired will be measured as the fair value of consideration transferred or the fair value of assets acquired (NAV) and how such value will be allocated to acquire such assets. Please cite applicable U.S. GAAP and incorporate into the analysis the impact of the Funds’ traded market prices and discounts / premiums to NAV.

Response: Under ASC 805-50-30-2, for asset acquisitions in which the consideration given is not in the form of cash, the consideration is measured based on either the cost (which shall be measured based on the fair value of the consideration transferred) or the fair value of the assets acquired (NAV), whichever is more clearly evident and, thus, more reliably measurable. The Funds have determined that the fair value of the assets acquired, as represented by the NAV of the Target Funds, is more clearly evident and, therefore, more reliably measurable. Further, as the Staff is aware, mergers of affiliated closed-end funds are typically effected pursuant to the respective NAVs of the relevant funds to avoid shareholder dilution concerns. The NAV will be calculated in accordance with the valuation procedures adopted by the Board of each Fund as described further in the section, “Net Asset Value,” in the Registration Statements. The Acquiring Funds will disclose this accordingly.

10.	Comment: Please explain supplementally if any day one unrealized gains / losses will result from the acquisitions post-Reorganizations. Please cite applicable U.S. GAAP.

Response: Under ASC 805-50-30-3, the cost of a group of assets acquired in an asset acquisition is allocated to individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill. For financial reporting purposes, the historical cost basis of the investments received from each Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of each Acquiring Fund with amounts distributable to shareholders for tax purposes. Accordingly, no day-one gain or loss is anticipated as a result of the acquisitions post-Reorganizations.

- 5 -	May 2, 2025

11.

Comment: Please explain how disclosure requirements of Items 5(b) and 6(a) of Form N-14 have been met, specifically related to ten years of financial highlights and ten years of senior securities information.

Response: The Acquiring Funds will revise the relevant disclosure to include this information.

12.	Comment: Please include hyperlinks to the documents that are incorporated by reference on page iv of the Proxy Statement/Prospectus.

Response: The Acquiring Funds will make the requested change.

13.

Comment: Please confirm in correspondence and disclose in each Registration Statement that each Acquiring Fund will be the accounting survivor of the corresponding Reorganization and provide supplementally the relevant analysis for each Reorganization under the no-action letter provided to North American Security Trust (“NAST”). See North American Security Trust, SEC No-Action Letter (pub. avail. August 5, 1994).

Response: The Acquiring Funds will make the requested change. The draft NAST accounting survivor analysis for the Reorganizations is set forth in Exhibit A hereto.

Disclosure Comments

14.

Comment: The “Dear Shareholder Letter” states that, “[s]eparately, the holders of the RVMTP Shares of each Target Fund will be asked to consent to the applicable Reorganization, and the consummation of a Reorganization with respect to each such Target Fund will be contingent on the consent of the holders of its RVMTP Shares, as applicable.” Were RVMTP Shares issued in an offering that was registered under the Securities Act of 1933, as amended? If so, are they eligible for resale under Rule 144A? Will any filing be made in connection with obtaining the consent of RVMTP shareholders and the exchange of RVMTP Shares (e.g., a separate N-14 8C or proxy filings)? If not, please supplementally explain why there will be no N-14 or proxy filings with respect to the RVMTPs.

Response: Each series of RVMTP Shares issued by the Funds was originally issued and sold to investors in an offering exempt from the registration requirements under the Securities Act. Each series of RVMTP Shares may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or under Rule 144A of the Securities Act. In connection with the Reorganizations, holders of the RVMTP Shares will receive newly issued RVMTP Shares of the Acquiring Funds pursuant to a private exchange offer. The holders are being presented information regarding the private exchange offer for purposes of obtaining their consent, which information will include the Registration Statement for informational purposes. As such, no filings with the SEC are currently planned or required in connection with obtaining the consent of RVMTP shareholders and the exchange of RVMTP Shares.

- 6 -	May 2, 2025

15.

Comment: Please disclose whether any Fund, its investment manager, or any of the Fund’s affiliates have entered into a standstill agreement with respect to the Fund and a third-party. If so, provide a copy of such agreement or tell us where it is filed. It is our intention to review any such agreement, and we may have additional comments after doing so. For purposes of this comment, a standstill agreement is an agreement whereby a third party agrees to take (or not take) one or more specified action(s) with respect to a Fund.

Response: The Acquiring Funds confirm that no Fund, PIMCO or, to the best of PIMCO’s knowledge, any affiliated person of a Fund, has entered into a standstill agreement with respect to a Fund.

16.

Comment: In the first set of bullets under Question 3, “What is the rationale for the Reorganizations?,” on page iv of the Q&A, please also disclose that PML’s total annual expenses will increase after the National Reorganizations.

Response: The Acquiring Funds will revise the three bullets as follows:

•

With respect to the National Reorganizations, the contractual management fee rate of PML is lower than contractual management fee rates paid by each National Target Fund. The pro forma total annual operating expenses of the combined Acquiring Fund are expected to increase relative to those of PML (the Acquiring Fund) and decrease relative to those of each National Target Fund. Any increase is primarily due to differences in leverage among the Funds;

•

With respect to the New York Reorganizations, the contractual management fee rate of PNI is lower than contractual management fee rates paid by each New York Target Fund. The pro forma total annual operating expenses of the combined Acquiring Fund are expected to increase relative to those of PNF and decrease relative to those of PYN and PNI (the Acquiring Fund). Any increase is primarily due to differences in leverage among the Funds; and

•

With respect to the California Reorganizations, the contractual management fee rate of PCQ is lower than the contractual management fee rate paid by PZC and the same as the contractual management fee rate paid by PCK. The pro forma total annual operating expenses of the combined Acquiring Fund are expected to increase relative to those of PCK and decrease relative to those of PZC and PCQ (the Acquiring Fund). Any increase is primarily due to differences in leverage among the Funds.

17.

Comment: In the response to Question 13, “Is each Target Fund and the corresponding Acquiring Fund managed by the same investment manager and portfolio managers?” on page ix of the Q&A, please insert “Yes” at the start of the response.

Response: The Acquiring Funds will make the requested change.

18.

Comment: In the response to Question 15, “Will the Target Fund portfolios be repositioned prior to the Reorganizations?” on page xii of the Q&A, the first paragraph of the response currently states that “PIMCO generally does not expect to restructure any Target Fund’s portfolio or reposition its holdings to a significant extent prior to or shortly after the Reorganizations,” while the second paragraph states that “PIMCO may need to reposition the Target Funds’ assets to prepare to transfer such assets to the corresponding Acquiring Fund.” Please either reconcile the two statements or add additional explanatory disclosure to clarify when repositioning may occur.

- 7 -	May 2, 2025

Response: The Acquiring Funds will revise the relevant disclosure as follows:

15. Will the Target Fund portfolios be repositioned prior to the Reorganizations?

In light of the existing similarities in the Funds’ investment strategies and holdings, PIMCO ~~generally~~ does not currently expect to materially restructure any Target Fund’s portfolio or reposition its holdings ~~to a significant extent~~ prior to ~~or shortly after~~ the Reorganizations in order to align with the corresponding Acquiring Fund’s investment strategies.

However, as of the close of business on the date that the Proposals are approved by shareholders through the Closing Date, the Target Funds will be in a “transition period” during which PIMCO may ~~need to~~ reposition the Target Funds’ assets to prepare to transfer such assets to the corresponding Acquiring Fund, as needed, depending on market conditions and each Target Fund’s portfolio holdings prior to the Reorganizations. During this time, the Target Funds may not be pursuing their investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. As noted above, PIMCO does not currently expect to materially reposition the holdings of the Target Funds in connection with the Reorganizations.

19.	Comment: Please include hyperlinks to the documents that are incorporated by reference on page iv of the Proxy Statement/Prospectus.

Response: Please see the response to Comment 12. The Acquiring Funds will make the requested change.

20.

Comment: In the section, “Reasons for the Reorganizations and Board Considerations,” on page 5 of the Registration Statements, please disclose whether or not the Board considered the fact that PML’s total annual expenses are expected to increase on a pro forma basis after the National Reorganizations. If the Board did not consider this, please disclose that and why it was not considered.

Response: The Acquiring Funds will revise the three bullets consistent with the response to Comment 16 above.

21.

Comment: Under the sub-heading, “National Reorganizations,” on pages 17-18 of the Registration Statements, please disclose the diversification policy applicable to the National Target Funds and PML consistent with the disclosure for the New York Reorganizations and California Reorganizations.

Response: The Acquiring Funds note that the diversification policy applicable to the National Target Funds and PML is already disclosed as the second item in the numbered list under the sub-heading, “National Reorganizations,” on pages 17-18 of the Registration Statements. The Acquiring Funds respectfully decline to make further changes to this disclosure.

- 8 -	May 2, 2025

22.

Comment: Under the section, “Risk Factors,” beginning on page 29 of the Registration Statements, if necessary, please clarify in each of the California, New York, Illinois, and Puerto Rico specific-risk factors the Funds for which such risks are principal risks or otherwise supplementally confirm that such risk factors are applicable to each of the Funds.

Response: The Acquiring Funds confirm that each of the California, New York, Illinois, and Puerto Rico specific-risk factors are applicable to each Fund.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (310) 975-3319 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jessica Lees
Jessica Lees, Esq.

cc:	Ryan G. Leshaw, Esq.

Timothy Bekkers, Esq.

Jaime Dinan, Esq.

David C. Sullivan, Esq.

Chelsea M. Childs, Esq.

- 9 -	May 2, 2025

EXHIBIT A – NAST ANALYSIS

BACKGROUND

On March 26, 2025, PIMCO obtained approval from the Board of Trustees (the “Board”) of each applicable fund to streamline its municipal income fund families through strategic reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”). These Reorganizations will consolidate several existing funds into three main vehicles (the “Combined Funds”), ensuring the preservation of their core investment objectives and improving operational efficiency. The proposed Reorganizations are as follows:

Surviving Funds	Target Funds
PCQ - PIMCO California Municipal Income Fund	• PCK - PIMCO California Municipal Income Fund II • PZC - PIMCO California Municipal Income Fund III

PML - PIMCO Municipal Income Fund II	• PMF - PIMCO Municipal Income Fund • PMX - PIMCO Municipal Income Fund III

PNI - PIMCO New York Municipal Income Fund II	• PNF - PIMCO New York Municipal Income Fund • PYN - PIMCO New York Municipal Income Fund III

The purpose of this memo is to document PIMCO’s analysis and determination of which Funds should be designated as the accounting and performance survivors after the proposed Reorganizations.

Each of the “Surviving Funds” and the “Target Funds” are referred to herein as a “Fund” or collectively, as the “Funds.”

The Reorganizations are contingent on Surviving Fund shareholder approval of the issuance of additional common shares of each Surviving Fund to be issued to Target Fund shareholders in connection with each Reorganization. The consummation of a Reorganization with respect to a Target Fund will be contingent on the consent of the holders of such Target Fund’s Remarketable Variable Rate MuniFund Term Preferred Shares (“RVMTP Shares”), as applicable.

Shareholders will vote on these proposals at a special shareholder meeting expected to be held on June 27, 2025 (the “Shareholder Meeting”). A joint proxy statement/prospectus containing information about the Shareholder Meeting and the proposed Reorganizations will be sent to each Fund’s shareholders of record as of April 14, 2025. If the proposed Reorganizations are consummated, each of the Surviving Funds would acquire all of the assets and liabilities of the corresponding Target Funds, and the common shares of each Target Fund would, in effect, be exchanged for new common shares of the corresponding Surviving Fund with an equal aggregate net asset value. In addition, each Fund has one or more series of RVMTP Shares outstanding. As part of each proposed Reorganization, the outstanding RVMTP Shares of each Target Fund will, in effect, be exchanged for RVMTP Shares of the corresponding Surviving Fund with an aggregate liquidation preference equal to, and other terms that are substantially identical to, the corresponding series of RVMTP Shares of each such Target Fund. Following the consummation of the proposed Reorganizations, each Target Funds will be terminated and cease to be a separate Fund.

- 10 -	May 2, 2025

The proposed Reorganizations are expected to qualify as tax-free for federal income tax purposes, supported by a tax opinion from Ropes & Gray LLP. The proposed Reorganizations are expected to close on or about August 1, 2025, subject to PIMCO’s market outlook and operational considerations, the shareholder approvals described above and the satisfaction of applicable regulatory requirements and customary closing conditions. Following the proposed Reorganizations, the Combined Funds will continue to be managed in accordance with each applicable Surviving Fund’s existing investment objectives and strategies.

Analysis and Determination

PIMCO determined that PCQ, PML, and PNI are the appropriate accounting and performance survivors for each proposed Reorganization by considering several factors outlined in the AICPA Accounting and Audit Guide for Investment Companies (the “Guide”) and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The Guide and ICI White Paper generally provide that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that a fund legally dissolved should be considered the accounting survivor, in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structure, and relative asset size of the Funds’ portfolios.

The staff (the “Staff”) of the Securities and Exchange Commission has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In no-action guidance provided to North American Security Trust (the “NAST Letter”), the Staff stated that the fund that is considered the “survivor” of a fund combination for accounting purposes is generally the one whose historical performance can be used by the new or surviving fund.1 In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”2

Taking these factors into account, PIMCO concluded that PCQ, PML, and PNI are the appropriate survivor funds. Each of these factors is discussed below for the proposed Reorganizations.

Portfolio Management

PIMCO serves as the investment manager for each Fund, including the Surviving Funds. Following the proposed Reorganizations, PIMCO would continue to serve as investment manager to each Combined Fund. The portfolio managers of each Fund, including the Surviving Funds, will continue to be primarily responsible for the day-to-day management of the applicable Combined Fund following the proposed Reorganizations. David Hammer and Kyle Christine are currently portfolio managers of each Fund and will continue to serve as portfolio managers of each Combined Fund. Because each Combined Fund will be managed by both PIMCO and the same team of portfolio managers, this factor supports the conclusion that each Surviving Fund is an appropriate accounting and performance survivor for its proposed Reorganization.

[1]	North American Security Trust, SEC No-Action Letter, published August 5, 1994.
[2]	See id.

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Portfolio Composition

The portfolios of each of the Combined Funds are expected to closely mirror the current portfolios of the Surviving Funds. The Target Funds have holdings that are similar to those of the respective Surviving Funds, and the investment teams generally do not plan to restructure or reposition the Target Funds’ portfolios or holdings to a significant extent before or shortly after the proposed Reorganizations. Altogether, an analysis of the portfolio composition of the Funds supports the position that each Combined Fund, as the legal entity survivor of its proposed Reorganization, is the appropriate accounting and performance survivor of its proposed Reorganization.

Investment Objectives, Policies, and Restrictions

The proposed Reorganizations are not expected to alter the Surviving Funds’ investment objectives, principal investment strategies, principal risks, or fundamental and non-fundamental investment policies. The investment objectives and principal investment strategies of each Target Fund and the corresponding Survivor Fund are the same. Each Target Fund has fundamental investment restrictions that are the same as the corresponding Survivor Fund, although PNI, unlike PNF and PYN, has a fundamental investment policy to operate as a “diversified company” for purposes of the Investment Company Act of 1940, as amended. This difference is not expected to result in a material change to the investment experience of PNF or PYN shareholders.

Since the Combined Funds are anticipated to maintain the same investment objectives, policies, and restrictions as the Surviving Funds following the proposed Reorganizations, this supports the conclusion that the Surviving Funds are the appropriate accounting and performance survivors of their respective proposed Reorganization.

Expense Structures

The expense structures and expense ratios of each Fund are designed to be consistent, as each Fund pays PIMCO a unified management fee under which PIMCO bears certain expenses that would otherwise be borne by the Fund. The Funds are each party to the same Investment Management Agreement, so there is no difference in the unified fee structure for the Funds.

The Combined Funds will retain each applicable Surviving Fund’s management fee and the Funds’ expense structure as outlined in the Funds’ Investment Management Agreement. The Target and Surviving Funds seek the same level of leverage. Differences in leverage ratios and other expenses are a function of differences in market value movements caused by differences in portfolio holdings.

The below tables show the current contractual management fee rates of each Fund and the contractual management fee rates for each proposed Combined Fund. The contractual management fee rate is based on each Fund’s average daily net asset value (including daily net assets attributable to any preferred shares outstanding).

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California Proposed Reorganizations

Fund	Current Contractual Management Fee	Proposed Combined Fund Contractual Management Fee	Increase/(Decrease) from Current Contractual Management Fee
PZC	0.715%		(0.010%)
PCK	0.705%	0.705%	0%
PCQ (Surviving Fund)	0.705%		0%

National Proposed Reorganizations

Fund	Current Contractual Management Fee	Proposed Combined Fund Contractual Management Fee	Increase/(Decrease) from Current Contractual Management Fee
PMF	0.705%		(0.020%)
PMX	0.705%	0.685%	(0.020%)
PML (Surviving Fund)	0.685%		0%

New York Proposed Reorganizations

Fund	Current Contractual Management Fee	Proposed Combined Fund Contractual Management Fee	Increase/(Decrease) from Current Contractual Management Fee
PNF	0.770%		(0.035%)
PYN	0.860%	0.735%	(0.125%)
PNI (Surviving Fund)	0.735%		0%

The following tables show the fees and expenses of each Fund based on net assets as of December 31, 2024, and pro forma expenses for each Combined Fund. The tables below reflect the use of leverage in the form of preferred shares in an amount approximately equal to 41.69% of PMF’s, 40.55% of PMX’s, 39.23% of PML’s, 36.13% of PNF’s, 40.34% of PYN’s, 40.93% of PNI’s, 41.02% of PZC’s, 43.01% of PCK and 41.25% of PCQ’s total managed assets, which reflects the approximate percentage of each Fund’s total managed assets attributable to such leverage during the fiscal year ended December 31, 2024. During the 2024 fiscal year, the Funds underwent changes to the leverage they utilized by redeeming all auction rate preferred shares (“ARPS”), issuing new series of RVMTP Shares to replace the ARPS, and increasing the spreads on certain RVMTP Shares series. The tables below include ARPS expenses. The table with respect to the National Proposed Reorganizations also reflects the use of leverage by PML in the form of floating rate notes issues outstanding in an amount approximately equal to 0.80% of PML’s total managed assets during the fiscal year ended December 31, 2024. While each Fund is able to utilize floating rate notes issued as a form of leverage, only PML does so during and as of December 31, 2024. The pro forma figures in the

- 13 -	May 2, 2025

tables also reflect the use of leverage in the form of preferred shares for each Combined Fund equal to 39.90% of PML’s, 39.03% of PNI’s and 40.85% of PCQ’s average daily net assets, reflecting the estimated leverage of such Combined Fund based on, among other matters, each Combined Fund assuming the leverage of the relevant Target Funds during the fiscal year ended December 31, 2024. The tables show Fund expenses as a percentage of net assets attributable to common shares. The leverage percentages above do not reflect a Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The tables below assume that the proposed Reorganizations took place on January 1, 2024. The extent of a Fund’s assets attributable to leverage and its associated expenses are likely to vary (perhaps significantly) from these assumptions.

National Proposed Reorganizations

	PMF	PMX	PML (Surviving Fund)	Pro Forma Combined Fund
Management Fee[3]	1.20%	1.18%	1.12%	1.14%
Dividend Cost on Preferred Shares[4]	1.01%	0.83%	0.72%	0.81%
Interest Payments on Borrowed Funds[5]	2.52%	2.52%	2.47%	2.49%
Other Expenses[6]	0.14%	0.11%	0.10%	0.11%
Total Annual Expenses[7]	4.88%	4.64%	4.41%	4.55%

[3]

“Management Fee” includes fees payable to PIMCO for advisory services and for supervisory, administrative and other services. Each Fund pays, and each Combined Fund is expected to pay, for the advisory, supervisory and administrative services it requires under the unified management fee. Pursuant to an Investment Management Agreement, PIMCO is paid a management fee at the rates reflected in the table as a percentage of the Funds’ average daily net assets (including daily net assets attributable to any preferred shares of the Fund that may be outstanding). Each Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the Investment Management Agreement.

[4]

Reflects each Fund’s outstanding Auction Rate Preferred Shares (ARPS) averaged over the fiscal year ended December 31, 2024, which represented 10.90% of PMF’s, 8.97% of PMX’s, 8.11% of PML’s, 10.09% of PNI’s, 12.57% of PYN’s, 9.87% of PNF’s, 9.34% of PZC’s, 10.49% of PCK’s and 10.19% of PCQ’s total average managed assets (including the liquidation preference of outstanding ARPS and RVMTP Shares and, in the case of PML only, assets attribute to floating rate notes issued), at an estimated annual dividend rate to the Fund of 5.46 % for PMF, 5.51% for PMX, 5.40% for PML, 5.52% for PNI, 5.48% for PYN, 5.48% for PNF, 5.50% for PZC, 4.42% for PCK and 5.50% for PCQ (based on the weighted average ARPS dividend rate during the fiscal year ended December 31, 2024).

[5]

Reflects each Fund’s outstanding RVMTP Shares averaged over the fiscal year ended December 31, 2024, which represented 30.79% of PMF’s, 31.59% of PMX’s, 31.12% of PML’s, 30.84% of PNI’s, 27.77% of PYN’s, 26.27% of PNF’s, 31.69% of PZC’s, 32.52% of PCK’s and 31.06% of PCQ’s total average managed assets (including the liquidation preference of outstanding ARPS and RVMTP Shares and, in the case of PML only, assets attribute to floating rate notes issued), at an estimated annual interest rate to the Fund of 4.82% for PMF, 4.82% for PMX, 4.82% for PML, 4.87% for PNI, 4.92% for PYN, 4.92% for PNF, 4.77% for PZC, 4.77% for PCK and 4.77% for PCQ, which is the weighted average interest rate during the fiscal year ended December 31, 2024. The actual amount of interest expense borne by each Fund will vary over time in accordance with the level of the Fund’s use of applicable leverage positions and variations in market interest rates.

[6]	Other expenses are estimated for the Fund’s current fiscal year ending December 31, 2025.
[7]

“Dividend Cost on Preferred Shares”, including distributions on ARPS, and “Interest Payments on Borrowed Funds” are borne by each Fund separately from management fees paid to PIMCO. Excluding these expenses, Total Annual Fund Operating Expenses are 1.34% for PMF, 1.29% for PMX, 1.22% for PML, 1.42% for PNI, 1.68% for PYN, 1.37% for PNF, 1.33% for PZC, 1.31% for PCK and 1.32% for PCQ. Excluding only distributions on ARPS of 1.01% for PMF, 0.83% for PMX, 0.72% for PML, 0.94% for PNI, 1.15% for PYN, 0.84% for PNF, 0.87% for PZC, 0.78% for PCK and 0.95% for PCQ, Total Annual Fund Operating Expenses are 3.86% for PMF, 3.81% for PMX, 3.69% for PML, 3.91% for PNI, 3.94% for PYN, 3.36% for PNF, 3.87% for PZC, 3.90% for PCK and 3.83% for PCQ.

- 14 -	May 2, 2025

New York Proposed Reorganizations

	PNF	PYN	PNI (Surviving Fund)	Pro Forma Combined Fund
Management Fee[2]	1.20%	1.43%	1.24%	1.21%
Dividend Cost on Preferred Shares[3]	0.84%	1.15%	0.94%	0.94%
Interest Payments on Borrowed Funds[4]	1.99%	2.26%	2.49%	2.27%
Other Expenses[5]	0.17%	0.24%	0.18%	0.19%
Total Annual Expenses[6]	4.20%	5.09%	4.85%	4.61%

California Proposed Reorganizations

	PZC	PCK	PCQ (Surviving Fund)	Pro Forma Combined Fund
Management Fee[2]	1.21%	1.19%	1.19%	1.19%
Dividend Cost on Preferred Shares[3]	0.87%	0.78%	0.95%	0.86%
Interest Payments on Borrowed Funds[4]	2.54%	2.59%	2.51%	2.55%
Other Expenses[5]	0.12%	0.12%	0.12%	0.12%
Total Annual Expenses[6]	4.73%	4.69%	4.78%	4.72%

- 15 -	May 2, 2025

In summary, the contractual management fee rate and unified fee structure (i.e., what is covered by PIMCO) for each Combined Fund will be the same as the corresponding Surviving Fund. Each Combined Fund’s total expense ratio is also consistent with that of the Surviving Fund for these same reasons, and each Combined Fund will seek roughly the same level of leverage as the Surviving Funds. As a result, the expected expense structure and fee ratios support the conclusion that the Surviving Funds are the appropriate accounting and performance survivors of their respective proposed Reorganization.

Relative Asset Size

The tables below provide a detailed overview of the managed assets and net assets of each pro forma Combined Fund and the corresponding Funds, as of December 31, 2024. The proposed Reorganizations will allow shareholders of each Fund to benefit from a Combined Fund with a larger asset base than any of the Funds currently has individually.

In the case of the National Proposed Reorganizations and New York Proposed Reorganizations the applicable proposed Surviving Fund is the largest of the Funds to be combined.

For the California Proposed Reorganizations, although the proposed Surviving Fund is the second largest of the Funds to be combined, it is smaller than the largest fund (PCK) by a marginal amount (less than 10% of its net or managed assets). Further, the California Proposed Reorganizations’ proposed Surviving Fund has the longest historical performance record, as it launched before the other California Proposed Reorganization Funds. The below amounts shown are in thousands.

California Proposed Reorganization

	PCQ (Surviving Fund)	PCK	PZC	Pro Forma Combined Fund
Total Managed Assets	$332,596	$359,347	$289,966	$981,909
Total Net Assets	$195,996	$212,647	$171,366	$580,009
Launch date	June 2001	June 2002	Oct 2002

National Proposed Reorganization

	PML (Surviving Fund)	PMF	PMX	Pro Forma Combined Fund
Total Managed Assets	$945,980	$414,317	$445,860	$1,806,157
Total Net Assets	$568,780	$241,717	$263,660	$1,074,157
Launch date	June 2002	June 2001	Oct 2002

- 16 -	May 2, 2025

New York Proposed Reorganization

	PNI (Surviving Fund)	PNF	PYN	Pro Forma Combined Fund
Total Managed Assets	$157,554	$108,212	$63,733	$329,499
Total Net Assets	$92,654	$67,212	$37,733	$197,599
Launch date	June 2002	June 2001	Oct 2002

Each of PML and PNI are larger in size than their respective Target Funds. While PCQ is marginally smaller than PCK and PZC, it is of a comparable size and has the longest historical performance record. This factor also supports treating each Surviving Fund as the proposed Reorganizations’ respective accounting and performance survivor.

Conclusion

In accordance with the Guide, the ICI White Paper and relevant guidance from the Staff, it is anticipated that PCQ, PML, and PNI will be the accounting survivors following the proposed Reorganizations. The performance history of each of these Funds will continue as the performance record of their respective Combined Fund. This conclusion is supported by several key factors:

1.

Continuity of Investment Management: PIMCO serves as the investment manager for each Fund, including the Surviving Funds, and will continue to serve as investment manager to each Combined Fund. Portfolio management continuity is assured through the retention of David Hammer and Kyle Christine as portfolio managers for each Combined Fund, maintaining consistent investment leadership and strategy execution for the Combined Funds.

2.	Portfolio Integration: The portfolio composition of the Combined Funds shows strong alignment with their respective Surviving Funds.

3.

Investment Strategy Alignment: Each Combined Fund will have the same investment objective, principal investment strategies, principal risks and fundamental policies as their respective Surviving Funds.

4.	Corresponding Expense Structure: The Combined Funds will retain the Surviving Funds’ contractual management fee and expense frameworks as outlined in the Investment Management Agreement.

5.

Benefits of Asset Size: PML and PNI are each larger in size than their respective Target Funds. While PCQ is marginally smaller than PCK and PZC, it is of a comparable size and has the longest historical performance record of the three Funds.

These factors collectively validate that the Surviving Funds should be treated as the accounting survivors, with their performance histories carrying forward as the performance record of the Combined Funds.